EXHIBIT 99.1

Votorantim Celulose e
Papel S.A.
Consolidated Financial Statements
As At December 31, 2002 and 2001,
and For the Three Years
Ended December 31, 2002, and
Report of Independent Accountants





Index to Consolidated Financial Statements                                  Page
                                                                           -----

Report of Independent Accountant                                           F - 2
Consolidated Balance Sheet                                                 F - 3
Consolidated Statement of Income                                           F - 5
Consolidated Statement of Cash Flows                                       F - 7
Statement of Changes in Shareholders' Equity                               F - 8
Notes to the Consolidated Financial Statements                            F - 10

Report of Independent Accountants


February 5, 2003

To the Board of Directors and Shareholders
Votorantim Celulose e Papel S.A.


In our opinion, the accompanying balance sheet and the related statements of income, of changes in shareholders' equity and of cash flows, present fairly, in all material respects, the financial position of Votorantim Celulose e Papel S.A. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements of the Company as of December 31, 2001, and for the years ended December 31, 2001 and 2000 were audited by other accountants whose report, dated January 28, 2002, expressed an unqualified opinion on those statements.


PricewaterhouseCoopers
Auditores Independentes

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheet at December 31
Expressed in millions of U.S. dollars, except number of shares
--------------------------------------------------------------------------------



Assets                                                           2002       2001
                                                             --------   --------

Current assets
    Cash and cash equivalents                                      90        172
    Held-to-maturity investments                                   31         87
    Trade accounts receivable, net                                136        171
    Inventories                                                    55         60
    Deferred income tax                                                        3
    Recoverable taxes                                              17          9
    Other                                                           9          6
                                                             --------   --------

                                                                  338        508
                                                             --------   --------

Investment in affiliates                                          218        216
Goodwill                                                           19        155
Property, plant and equipment, net                                907      1,100

Other assets
    Held-to-maturity investments                                  289        277
    Unrealized gains from cross currency interest
       rate swaps                                                  93         41
    Deferred income tax                                            16
    Other                                                          38         24
                                                             --------   --------

                                                                  436        342
                                                             --------   --------

                                                                1,918      2,321
                                                             ========   ========

Votorantim Celulose e Papel S.A.

Consolidated Balance Sheet at December 31
Expressed in millions of U.S. dollars, except number of shares       (continued)
--------------------------------------------------------------------------------



Liabilities and shareholders' equity                                      2002      2001
                                                                        ------    ------

Current liabilities
    Trade payables                                                          54        57
    Short-term debt                                                         66        69
    Current portion of long-term debt                                      249       389
    Payroll, profit sharing and related charges                              9        12
    Income taxes                                                             6         3
    Dividends payable                                                                 40
    Other                                                                   16        14
                                                                        ------    ------

                                                                           400       584
                                                                        ------    ------

Long-term liabilities
    Long-term debt                                                         724       584
    Deferred income tax                                                               34
    Accrued liabilities for legal proceedings                               27        12
                                                                        ------    ------

                                                                           751       630
                                                                        ------    ------
Commitments and contingencies (Note 14)

Shareholders' equity
    Preferred shares, no par value, 56,000,000,000 shares authorized,
       17,182,209,232 shares issued at December 31, 2002 and 2001          553       553
    Common shares, no par value, 28,000,000,000 shares
       authorized, 21,140,490,321 shares issued at December 31, 2002
              and 2001                                                     767       767
    Additional paid-in capital                                              24        23
    Treasury shares, at cost, 2002 - 144,300,000 shares; 2001 -
       235,400,000                                                          (4)       (6)
    Net unrealized loss on available-for-sale securities of investee        (1)
    Accumulated other comprehensive deficit
       Appropriated retained earnings                                       31        27
       Unappropriated retained earnings                                    584       518
       Cumulative translation adjustment                                (1,187)     (775)
                                                                        ------    ------

                                                                           767     1,107
                                                                        ------    ------

                                                                         1,918     2,321
                                                                        ======    ======


The accompanying notes are an integral part of the consolidated financial statements.

Votorantim Celulose e Papel S.A.

Consolidated Statement of Income
Expressed in millions of U.S. dollars, except number of shares
--------------------------------------------------------------------------------



                                                                               2002           2001           2000
                                                                        -----------    -----------    -----------

Net operating revenue

       Domestic sales (net of sales taxes: 2002 - US$ 109;
           2001 - US$ 99 and 2000 - US$ 92)                                     410            443            537
       Export sales (including related party sales: 2002 - US$ 119;
           2001 - US$ 194 and 2000 - US$ 196)                                   199            211            237
                                                                        -----------    -----------    -----------

                                                                                609            654            774
                                                                        -----------    -----------    -----------

Operating costs and expenses
    Cost of sales                                                               329            344            371
    Selling and marketing                                                        58             56             58
    General and administrative                                                   30             32             33
    Other operating expenses (income), net                                       15              5             (2)
                                                                        -----------    -----------    -----------

                                                                                432            437            460
                                                                        -----------    -----------    -----------

Operating profit                                                                177            217            314
                                                                        -----------    -----------    -----------

Non-operating income (expense)
    Financial income                                                             73             71             94
    Financial expense                                                           (59)           (39)           (65)
    Foreign exchange loss, net                                                  (11)            (8)           (14)
                                                                        -----------    -----------    -----------

                                                                                  3             24             15
                                                                        -----------    -----------    -----------

Income before taxes on income and cumulative effect of
    accounting change and equity in affiliates                                  180            241            329
                                                                        -----------    -----------    -----------

       Current income tax expense                                               (24)           (40)           (56)
       Deferred income tax benefit (expense)                                     34            (19)           (24)
                                                                        -----------    -----------    -----------

Income before cumulative effect of accounting change and
    equity in affiliates                                                        190            182            249

       Equity loss of investee                                                 (121)
       Cumulative effect of accounting change, net of tax (Note 2(o))                          10
                                                                        -----------    -----------    -----------

Net income                                                                       69            192            249
                                                                        ===========    ===========    ===========

Votorantim Celulose e Papel S.A.

Consolidated Statement of Income
Expressed in millions of U.S. dollars, except number of shares       (continued)
--------------------------------------------------------------------------------

                                                                               2002           2001           2000
                                                                        -----------    -----------    -----------

Net income applicable to preferred  shares                                       32             90            116
Net income applicable to common  shares                                          37            102            133
                                                                        -----------    -----------    -----------

Net income                                                                       69            192            249
                                                                        ===========    ===========    ===========

Basic earnings per 500 shares - in U.S. dollars
    Preferred                                                                  0.96           2.65           3.45
    Common                                                                     0.87           2.41           3.13

Basic earnings per 1000 shares - in U.S. dollars
    Preferred                                                                  1.91           5.31           6.89
    Common                                                                     1.74           4.83           6.27

Weighted average number of shares outstanding (thousand)
    Preferred                                                            17,021,387     16,946,809     16,867,058
    Common                                                               21,140,490     21,140,490     21,140,490



The accompanying notes are an integral part of the consolidated financial statements

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flow
Expressed in millions of U.S. dollars, except number of shares
--------------------------------------------------------------------------------

                                                                            2002        2001        2000
                                                                         -------     -------     -------

Cash flows from operating activities
    Net income                                                                69         192         249
    Adjustments to reconcile net income to cash provided by operating activities
       Unrealized foreign exchange losses, net                                11           8          14
       Equity loss in investees, net of dividends                            (15)
       Goodwill impairment in investee                                       136
       Deferred income tax                                                   (34)         19          24
       Depreciation and depletion                                             51          52          63
       Cumulative effect of accounting change, net of tax                                (10)
       Loss on disposal of property, plant and equipment                      17           4           2
       (Increase) decrease in assets and liabilities
           Trade accounts receivable                                          28         (35)         (8)
           Inventories                                                       (16)         (8)        (11)
           Other assets                                                      (43)        (10)         29
           Liabilities                                                       (14)         22          19
                                                                         -------     -------     -------

Net cash provided by operating activities                                    185         234         381
                                                                         -------     -------     -------

Cash flows from investing activities
    Maturities (purchases) of held-to-maturity investments                    49        (325)        155
    Acquisition of equity investees                                                     (370)
    Dividends received                                                         8
    Acquisition of property, plant and equipment                            (317)       (309)       (125)
    Proceeds from disposals of property, plant and equipment                               2           5
    Repayment of loans to related parties                                                             66
                                                                         -------     -------     -------

Net cash (used in) provided by investing activities                         (260)     (1,002)        101
                                                                         -------     -------     -------

Cash flows from financing activities
    Short-term debt                                                          (13)         13          (4)
    Long-term debt
       Issuances                                                             991         787         187
       Repayments                                                           (910)       (238)       (329)
    Acquisition of treasury shares                                             2                      26
    Dividends paid                                                           (34)        (37)        (23)
                                                                         -------     -------     -------

Net cash provided by (used in) financing activities                           36         525        (143)
                                                                         -------     -------     -------

Effect of exchange rate changes on cash and cash equivalents                 (43)        (74)        (26)
                                                                         -------     -------     -------

Net increase (decrease) in cash and cash equivalents                         (82)       (317)        313
                                                                         -------     -------     -------

Cash and cash equivalents at beginning of year                               172         489         176
                                                                         -------     -------     -------

Cash and cash equivalents at end of year                                      90         172         489
                                                                         =======     =======     =======


The accompanying notes are an integral part of the consolidated financial statements

Votorantim Celulose e Papel S.A.

Consolidated Statements of Cash Flow
Expressed in millions of U.S. dollars, except number of shares
--------------------------------------------------------------------------------







The accompanying notes are an integral part of the consolidated financial statements

Votorantim Celulose e Papel S.A.

Consolidated Statements of Changes in Shareholders' Equity
Expressed in millions of U.S. dollars, except number of shares
--------------------------------------------------------------------------------

                                                                            2002      2001      2000
                                                                         -------   -------   -------

Preferred stock
    At beginning and end of year                                             553       553       553
                                                                         -------   -------   -------

Common stock
    At beginning and end of year                                             767       767       767
                                                                         -------   -------   -------

Additional paid-in-capital
    At beginning of year                                                      23        23         5
    Gain on sale of treasury stock                                             1                  18
                                                                         -------   -------   -------

    At end of year                                                            24        23        23
                                                                         -------   -------   -------

Treasury stock
    At beginning of year                                                      (6)       (6)      (14)
    Preferred stock acquired (2000 - 235,400,000)                                                 (6)
    Preferred stock sold (2002 - 91,100,000; 2000 - 1,137,582,405)             2                  14
                                                                         -------   -------   -------

    At end of year                                                            (4)       (6)       (6)
                                                                         -------   -------   -------

Net unrealized loss on available-for-sale securities of equity investee
    Transferred from appropriated retained earnings                           (1)
                                                                         -------   -------   -------

Appropriated retained earnings
    At beginning of year                                                      27        19         9
    Transferred to available for sale reserve                                 (1)
    Transferred from unappropriated retained earnings                          5         8        10
                                                                         -------   -------   -------

    At end of year                                                            31        27        19
                                                                         -------   -------   -------

Unappropriated retained earnings
    At beginning of year                                                     518       374       188
    Net income                                                                69       192       249
    Transferred to appropriated retained earnings                             (3)       (8)      (10)
    Dividends
       Preferred                                                                       (19)      (23)
       Common                                                                          (21)      (30)
                                                                         -------   -------   -------

    At end of year                                                           584       518       374
                                                                         -------   -------   -------

Votorantim Celulose e Papel S.A.

Consolidated Statement of Changes in Shareholder's Equity
Expressed in millions of U.S. dollars, except number of shares       (continued)
--------------------------------------------------------------------------------


                                                                            2002      2001      2000
                                                                         -------   -------   -------

Accumulated other comprehensive loss - Cumulative
    translation adjustments
    At beginning of year                                                    (775)     (596)     (489)
    Loss for the year                                                       (412)     (179)     (107)
                                                                         -------   -------   -------

    At end of year                                                        (1,187)     (775)     (596)
                                                                         -------   -------   -------

Shareholders' equity at end of year                                          767     1,107     1,134
                                                                         =======   =======   =======

Comprehensive income (loss)
    Net income                                                                69       192       249
    Loss in equity investee on available-for-sale securities                  (1)
    Translation adjustments                                                 (412)     (179)     (107)
                                                                         -------   -------   -------

Comprehensive income (loss)                                                 (344)       13       142
                                                                         =======   =======   =======


The accompanying notes are an integral part of the consolidated financial statements.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



1.   Operations

     Votorantim Celulose e Papel S.A. (the "Company", "VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Sao Paulo.

     We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are effected by such conditions which are beyond our control.

     We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services. Our immediate parent company is Votocel Filmes Flexiveis Ltda., which is directly controlled by S.A. Industrias Votorantim, and which in turn is ultimately controlled by Hejoassu Administracao Ltda. ("Hejoassu"). Hejoassu is controlled by the Ermirio de Moraes Family.

     In April 2000 we made our initial public offering of our American Depositary Shares. Each American Depositary Share represents 500 of our preferred shares. We sold 2,047,648 American Depositary Shares, and certain of our shareholders sold 5,872,352 American Depositary Shares. The U.S. underwriters offered 6,336,000 American Depositary Shares in the United States and Canada, and the international managers offered 1,584,000 American Depositary Shares outside the United States and Canada. In addition, the Brazilian underwriters offered 440,000,000 preferred shares in Brazil. Our preferred shares are traded on the Sao Paulo Stock Exchange and the other Brazilian stock exchanges under the symbol "VCPA4." Our American Depositary Shares are traded on the New York Stock Exchange under the symbol "VCP."

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



2.   Significant Accounting Policies

(a)  Basis of presentation

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the accounting principles applied by the Company in its financial statements prepared in accordance with accounting principles generally accepted in Brazil as filed with the Comissao de Valores Mobiliarios (Brazilian Securities Commission or "CVM"), or for other statutory purposes in Brazil.

(b)  Translation of financial statements

     We transact the majority of our business in Brazilian Reais (R$) and, therefore, have adopted the Brazilian Real as the functional currency and have selected the United States dollar as our reporting currency. The U.S. dollar amounts for all years presented have been translated from Reais amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52, "Foreign Currency Translation". Assets and liabilities are translated from the functional currency to the reporting currency using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2002 - US$
     1.00 : R$ 3.5333; December 31, 2001 - US$ 1.00 : R$ 2.3204; December 31,
     2000 - US$ 1.00 : R$ 1.9554).

     Revenue, expenses and gains and losses are translated from the functional currency to the reporting currency using the monthly weighted-average exchange rates for the year. Capital accounts are recorded at historical exchange rates. Translation gains and losses are recorded in the Cumulative Translation Adjustment account ("CTA") in shareholders' equity.

     In 2002, we incorporated VCP Overseas Holding KFT, a wholly owned subsidiary located in Hungary. In 2001, we incorporated Newark Financial Inc., a wholly owned subsidiary located in the British Virgin Islands. Both foreign subsidiaries transact the majority of their activities in U.S. dollars and accordingly, have elected such currency as their functional currency.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



(c)  Principles of consolidation

     Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportacoes e Participacoes S.A., VCP Florestal Ltda, St. Helen Holding III B.V., Normus Emprendimentos e Participacoes Ltda, Newark Financial Inc. and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), which we acquired during 2001 (Note 3) and our 50 percent owned equity investee, Voto - Votorantim Overseas Trading Operations N.V. ("Voto") are accounted for on the equity method.

(d)  Cash and cash equivalents

     We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(e)  Held-to-maturity investments

     We consider our debt securities as held-to-maturity when we intend and have the ability to hold the securities to maturity. Held-to-maturity securities are carried at cost plus accrued income which is included in financial income in the statement of income.

(f)  Inventories

     Inventories, including timber, are stated at average acquisition or production cost, which is lower than market.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



(g)  Property, plant and equipment

     Property, plant and equipment are stated at cost of acquisition or construction, including interest during the construction period. Expenditures which materially extend the useful lives of the existing facilities and equipment are capitalized. We depreciate property, plant and equipment costs using the straight-line method at rates we judge to be compatible with the useful lives, principally 25 years for plant and equipment, 10 years for furniture and fixtures and five years for vehicles. Depletion of forests is computed on the unit-of-production method, based on the volume of timber harvested in each period. Software costs capitalized are amortized on a straight-line basis over five years.

     Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and on-going maintenance costs are capitalized as incurred. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning in 2001 we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest. Previously, costs were deferred based on a formula which reflected the accumulation of costs over a 21-year cycle which included three harvests.

     We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".


(h)  Income taxes

     We account for income taxes in accordance with SFAS 109 , "Accounting for Income Taxes".

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



(i)  Revenues and expenses

     We recognize revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of sales returns of US$ 7 in each of 2002, 2001 and 2000. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

     Research and development expenses are charged to expense as incurred and totaled approximately US$1 in each of 2002, 2001 and 2000. Start-up expenses of new facilities and restructuring charges are also directly expensed.

     Shipping and handling costs are charged to selling and marketing expenses and totaled approximately US$ 29, US$ 27 and US$ 28 in 2002, 2001 and 2000, respectively.

(j)  Comprehensive income (loss)

     We report comprehensive income (loss) in accordance with SFAS 130, "Reporting Comprehensive Income", and have elected to present this in the Statement of changes in shareholders' equity. In our case, comprehensive income (loss) comprises the results of our operations and the translation adjustments included in the CTA component of shareholders' equity.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



(k)  Earnings per share

     In conformity with SFAS 128, "Earnings per Share", we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that paid to the common shares. The computation has been made as if the net income for each period will be fully distributed. Earnings may be capitalized or otherwise appropriated, consequently such earnings would no longer be available as dividends. Therefore, there is no assurance that preferred shareholders will receive a 10% premium on undistributed earnings. We also may pay dividends through interest attributed to capital in accordance with our by-laws. The unit of 1,000 shares is used because this is the basis for quotation and trading on the Brazilian stock exchanges. We have also presented earnings per 500 shares because this unit reflects the number of preferred shares represented by one of our American Depository Shares.

(l)  Use of estimates

     In order to prepare our financial statements in conformity with generally accepted accounting principles we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the years. Such estimates include the selection of useful lives of property, plant and equipment, provisions for impairments and for contingent liabilities, and other similar evaluations. Actual results could differ from our estimates.

(m)  Employee benefits and other related matters

     In March 2000 we launched a defined contribution plan which provides pension and post-retirement benefits (Note 20). We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



(n)  Environmental matters

     Our production facilities and forestry operations are subject to a number of environmental risks which we seek to mitigate by strict operating procedures and investments in pollution control equipment and systems. Ongoing environmental compliance expenditures are expensed as incurred and new equipment and systems are capitalized. We believe that no provision for losses related to environmental matters is currently required based on prevailing laws and regulations in Brazil.

(o)  Accounting for Derivative Instruments and Hedging Activities

     As of January 1, 2001, we adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", and its amendments.

     As a result of the adoption of SFAS 133, we recognize our cross currency interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. Prior to adoption of SFAS 133, we recognized our cross currency interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. We recorded the accounting change as a cumulative effect of an accounting principle. The adoption of SFAS 133, resulted in a cumulative effect of accounting change of US$14, net of applicable tax expense of US$ 5, which resulted in a gain in the consolidated statement of income for the year ended December 31, 2001.

(p)  Reclassifications

     Certain reclassifications have been made to the financial information as of December 31, 2001, and for the years ended December 31, 2001 and 2000, in order to make it consistent with the presentation of the information as of and for the year ended December 31, 2002. There was no effect on net income and comprehensive income for 2001 as a result of the reclassifications.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



3    Recently Issued Accounting Pronouncements

     The Financial Accounting Standards Board ("FASB"), recently issued a number of Statements of Financial Accounting Standards ("SFAS"); management estimates that once adopted these statements will not have a material impact on the financial position and results of operations of the Company.

   . SFAS No. 143 - "Accounting for Asset Retirement Obligations", requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS 143 is effective for fiscal years beginning after September 15, 2002.

   . SFAS No. 145 - "Extinguishment of Debt", addresses financial accounting and reporting for extinguishment of debt. SFAS 145 is effective for fiscal years beginning after May 15, 2002.

   . SFAS No. 146 - "Accounting for Costs Associated with Exit or Disposal
     Activities", establishes the financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 is effective for fiscal years initiated after December 31, 2002.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



4    Acquisition of Investee

     On October 3, 2001, Newark Financial Inc., signed a Share Purchase and Sale Agreement to acquire 127,506,457 common shares of Aracruz , representing 28.00% of the voting share capital and 12.35% of equity share capital of Aracruz, for US$ 370. The transfer of the shares occurred on November 1, 2001 when we became a member of the controlling group of Aracruz, together with the Lorentzen and Safra Group, (each member owning 28% of the voting shares and with three seats on the board of directors), and BNDES Participacoes S.A. (with 12.5% of the voting shares and one seat on the board of directors). This transaction is subject to final approval by the Brazilian anti-trust authorities and we believe such approval will be provided. The excess of the cost of our investment in Aracruz over our portion of the underlying fair value of the net assets amounted to US$ 155.

     Aracruz's summarized financial position at December 31 is as follows:

                                                                   2002     2001
                                                                -------  -------

     Currents assets                                                524      641
     Property, plant, and equipment, investments in affiliated
       company and other assets                                   2,174    2,137
     Current liabilities                                            239      425
     Long-term debt (long-term portion)                             611      537
     Total equity                                                 1,761    1,738

     Dividends received from Aracruz during 2002, totaled US$ 8

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



     SFAS No. 142, "Goodwill and Other Intangible Assets", requires that goodwill as well as other intangible assets with indefinite lives no longer be amortized but be tested annually for impairment. Consistent with SFAS No. 142 and Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investment in Common Stock", the Company reduced the carrying value of its investments in Aracruz to quoted market value at December 31, 2002.

     A goodwill impairment provision was determined based on the market price of US$ 18.56 for the Aracruz ADRs on December 31, 2002, of US$ 136 million (gross of deferred income tax effects of US$ 46) was charged directly to income ("Equity loss of investee"). The deferred tax effect is included in "Deferred income tax benefit".


5    Income Taxes

     Income taxes in Brazil include federal income tax and social contribution. The composite statutory tax rate was 34% for 2002 , 2001 and 2000.

(a)  Income tax reconciliation

     The statutory rate applied to income before taxes is reconciled to income tax expense as follows:

                                                       2002      2001      2000
                                                   --------  --------  --------

     Income before income taxes                         180       241       329
                                                   --------  --------  --------

     Income tax expense at statutory tax rate            61        82       112
     Reconciliation of statutory to effective rate
       Effect of REFIS election (below)                 (25)      (23)
       Deferred tax on impairment in Aracruz            (46)
       Interest attributed to capital                                       (19)
       Goodwill tax amortization                                            (11)
       Other                                                                 (2)
                                                   --------  --------  --------

     Income tax expense (benefit)                       (10)       59        80
                                                   ========  ========  ========

     Consistent with our enrollment in the Program of Tax Recovery (REFIS), we may elect

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



     annually for each year between 2001 and 2005 to calculate and pay our income taxes either based on the provisions of REFIS (tax determined based on a percentage of net sales for the year plus adjusted financial income and other income). Both basis are determined on the companies' statutory records. For 2002 and 2001 Votorantim Celulose e Papel S. A. (parent company) elected to calculate and pay income taxes based on the provisions of REFIS, whereas its subsidiaries are assessed based on adjusted pretax income.

(b)  Analysis of deferred tax balances

                                                                  2002     2001
                                                               -------  -------

     Deferred tax assets
       Tax loss carryforwards (primarily, VCP Exportadora e         17
          Participacoes S.A.)
       Preoperating costs capitalized for tax and other                       2
       Tax effects on impairment of investee (Note 4)               46
       Other provisions                                              4        1
                                                               -------  -------

     Total deferred tax assets                                      67        3
                                                               -------  -------

     Deferred tax liabilities
       Cross currency interest swap contracts                      (36)      (3)
       Property, plant and equipment                               (15)     (31)
                                                               -------  -------

                                                                   (51)     (34)
                                                               -------  -------

     Net deferred tax assets (liabilities)                          16      (31)
                                                               =======  =======

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



6    Held-to-maturity Investments

                                                                            2002
                                           -------------------------------------

                                                              Gross
                                               Book      unrealized    Estimated
                                              Value   gains (losses)  fair value
                                           --------   --------------  ----------

     In reais
       Debentures                                24               3           24
     In U.S. dollars
       Time deposits                              8                            8
       Brazilian Public Bonds                   288             (37)         214
                                           --------        --------     --------

     Total                                      320             (34)         246
                                           ========        ========     ========


                                                                            2001
                                           -------------------------------------

                                                              Gross
                                               Book      unrealized    Estimated
                                              Value           gains   fair value
                                           --------  --------------   ----------

     In reais
       Bank Certificate of Deposits              55               1           55
       Debentures                                39               5           39
     In U.S. dollars
       Brazilian Public Bonds                   270              12          274
                                           --------        --------     --------

     Total                                      364              18          368
                                           ========        ========     ========

                                                               2002
                                           ------------------------

                                               Book       Estimated
     Maturity periods                         Value      fair value
     -------------------------------       --------    ------------

     Due in less than one year                   31              25
     Due in one to three years                  185             147
     Due after five years                       104              74
                                           --------        --------

                                                320             246
                                           ========        ========

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



7    Trade Accounts Receivable

                                                               2002        2001
                                                          ---------   ---------

     Export receivables, denominated in U.S. dollars             67          77
     Domestic receivables                                        74          98
     Allowance for doubtful accounts                             (5)         (4)
                                                          ---------   ---------

                                                                136         171
                                                          =========   =========


     As at and for the years ended December 31, 2002, 2001 and 2000, except for our related party Votorantrade N.V. (Note 12), no other single customer or group represented more than 10% of our consolidated trade accounts receivable balance or consolidated sales.



8    Inventories

                                                               2002        2001
                                                          ---------   ---------

     Finished products                                           24          21
     Work in process                                              4           5
     Raw materials and supplies                                  24          30
     Imports in transit and other                                 3           4
                                                          ---------   ---------

                                                                 55          60
                                                          =========   =========

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



9    Property, Plant and Equipment

                                                               2002        2001
                                                          ---------   ---------

     Land                                                        30          44
     Buildings                                                   74          97
     Machinery, equipment and installations                     664         766
     Forests                                                    113         210
     Other                                                       96          62
     Construction in progress                                   122         229
                                                          ----------  ----------

                                                              1,099       1,408
     Accumulated depreciation and depletion                    (192)       (308)
                                                          ----------  ----------

                                                                907       1,100
                                                          ==========  ==========

     Interest capitalized on construction in progress in each of the periods was: 2002 - US$ 41; 2001 - US$ 11 and 2000 - US$ 5.


10   Short-term Debt

     Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings
     (ACEs), bearing an annual average interest rate of approximately 5.7% at December 31, 2002 (2001 - 6.1 %). Historically, we have not incurred significant losses in connection with such recourse provisions.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



11   Long-term Debt

                                                   Interest rate at
                                                   December
                                                   31 2002 - % p.a.         2002         2001
                                                   ----------------   ----------   ----------

     In U.S. dollars
         Syndicated bank loan                      LIBOR + 1.95             380           353
          Bank loan                                LIBOR + 5.00             200
         Export credits (pre-payment)              LIBOR + 1.64             151           151
         Export credits (ACCs)                     5.73                     113           145
         Import credits                            4.20                      13            18
         International Finance Corporation                                                  1

     Related party
         Voto loan                                                                        200
         Votorantrade N.V. loan                                                            11

     In reais
         Banco Nacional de Desenvolvimento
            Economico e Social ("BNDES")           TJLP + 3.0 a 3.5         116            94
                                                                      ----------   ----------

                                                                            973           973
                                                                      ----------   ----------

     Less: current portion                                                 (249)         (389)
                                                                      ----------   ----------

     Long-term portion                                                      724           584
                                                                      ==========   ==========

     Note: The LIBOR (London Interbank Offered Rate) at December 31, 2002 was
           1.44% per annum.

           The TJLP (Taxa de Juros de Longo Prazo), a long-term interest rate reset quarterly by the Brazilian Central Bank, at December 31, 2002 was 11% per annum.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



(a)  Voto loan

     In December 1996, Voto received a US$300 bridge loan from ING Barings, of which US$ 150 was advanced to us at that time. In June 1997, Voto issued US$ 400, 8.5% notes due 2005 ("Voto Notes"), jointly and severally guaranteed by us and Cimento Rio Branco S.A., a subsidiary of S.A. Industrias Votorantim ("SAIV"), members of the Votorantim Group (collectively the "Guarantors"). The bridge loan was paid in full with the proceeds of this issue and an additional US$ 50 was transferred to us. Voto charged us an interest rate on the US$ 200 intercompany loan identical to that which it pays to the holders of the Voto Notes. The remaining balance of US$ 200 of the Voto Notes was transferred to SAIV.

     In connection with our guarantee of the Voto Notes we are subject to covenants, primarily relating to the maintenance of a certain level of net borrowing (debt less our cash equivalents and held-to-maturity investments).

     Voto has no operations and its only significant liability is the 8.5% US$ 400 Notes and its only significant asset is the 8.5% US$ 400 loan receivable from us and SAIV. Current assets and current liabilities were less than US$ 1 at December 31, 2002 and 2001. Shareholders' equity and was net income were less than US$ 1 at December 31, 2002, 2001 and 2000 and for the years then ended.

     Under the Voto Notes indenture, each holder of the notes could require Voto to repurchase, in whole or in part, the notes on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest. Also, under the Voto Notes indenture, Voto could upon notice repurchase the notes from holders, in whole but not in part, on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest. In either case, Voto could procure any other person to purchase the notes that are subject to its repurchase.

     In June 2002, our wholly-owned subsidiary St. Helen Holding III B.V., located in Curacao, exercised the call option and purchased the US$ 200 notes. Funds used for the acquisition of these notes were raised through a bank loan, maturing in 2005. The discount obtained by St. Helen Holding III of US$ 1 on the purchase of the Voto Notes has been deferred to be recognized over the term of the loan. The remaining balance of US$200 was repurchased by a wholly owned subsidiary of SAIV.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



(b)  Syndicated bank loan

     In October 2001, Newark Financial Inc. obtained a bridge loan of US$ 370 to finance the acquisition of our interest in Aracruz. On May 23, 2002, VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark Financial Inc., entered into a US$ 380 credit agreement with a syndicate of banks. All of the proceeds from the credit agreement were advanced to Newark Financial Inc. (US$ 304 by VCP Trading and US$ 76 million by VCP North America). Newark Financial Inc. used the proceeds from these advances to pay in full the bridge loan and to make certain payments in connection with the credit agreement. The obligations of VCP Trading N.V. and VCP North America Inc. under the credit agreement are guaranteed directly or indirectly by Newark Financial Inc., VCP Exportadora e Participacoes S.A. and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables from customers for the sales of certain products arising under agreements entered among Newark Financial Inc, VCP Trading N.V. and VCP North America Inc.

     As a guarantor under the credit agreement, we are subject to a number of material covenants including, among others: limitations on our ability to incur debt; limitations on the existence of liens on our properties; limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm's-length transaction; and maintenance of certain financial ratios.

(c)  Other guarantees

     The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate parent company. The IFC loan is secured by liens on certain of our properties. The carrying amount of our assets securing these loans was approximately US$ 241 at December 31, 2002.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



(d)  Long-term debt maturities


     At December 31, 2002, long-term debt maturities are as follows:

     2004                                                                    267
     2005                                                                    346
     2006                                                                     62
     2007                                                                     19
     2008                                                                     19
     Thereafter                                                               11
                                                                        --------

                                                                             724
                                                                        ========

12   Related Parties

     Balances and transactions with related parties are as follows:

                                                     Nature and business
                                                     purpose of transactions         2002     2001
                                                     ---------------------------  -------  -------

     Cash, cash equivalents and held-to-             Surplus cash funds invested
       maturity investments                          with Group financial
         Votorantim Group company                    institutions
           Banco Votorantim S.A                                                       320      354
           Votorantim Financas S.A                                                     18       38
           Draft II Participacoes S.A                                                   6       14

     Trade accounts receivable                       Sales to trading company
       Votorantim Group company
         Votorantrade N.V                                                              60       69

     Unrealized gains from cross currency            Arising from swap contract
       interest rate swaps                           transactions in which the
         Votorantim Group company                    Group financial institution
           Banco Votorantim S.A                      acts as counter-party             86       41

     Long-term loans from related parties            Loans from related parties
       Votorantim Group company
         Voto                                                                                  200
         Votorantrade N.V                                                                       11
       Parent of a significant shareholder - BNDES                                    116       94




     The above cash equivalent, held-to-maturity investments and loans earn interest at market rates.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



     Revenue, income and expenses from transactions with related parties were as follows:

                                                2002         2001         2000
                                           ---------    ---------    ---------

     Export sales revenue                        119          194          196
     Financial income                            248           71           76
     Financial expenses                                                     24

     Export sales revenue primarily relates to sales made to Votorantrade N.V.; financial income arises from loans made to related parties and investments made in Banco Votorantim S.A.; and financial expenses represent charges on intercompany loans from related parties.

13   Financial Instruments and Derivatives

     We primarily use cross currency interest rate swap contracts and Brazilian Public bonds indexed to the U.S. dollar to hedge our U.S. dollar denominated debt. By entering into these contracts or purchasing Brazilian Public bonds, we partially protect ourselves from the effects of unfavorable exchange movements. Accordingly, if the real devalues against the U.S. dollar and results in a foreign exchange loss, we are at least in part protected by an offsetting gain from the swap contracts.

     We used the following methods and assumptions in estimating the fair value disclosures of our financial instruments:

   . Cash and cash equivalents: the carrying amounts reported in our balance sheet for cash and cash equivalents approximate their fair values.

   . Held-to-maturity investments: the carrying amounts reported in our balance sheet for held-to-maturity investments approximate their fair value.

   . Long-and short-term debt: the carrying amounts of our short-term debt approximate their fair values. The fair values of our long-term debt were estimated based on available quoted rates for loans of substantially similar terms and maturities.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



     The fair values of our cross currency interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2002 and 2001 the notional amounts of our outstanding cross currency interest rate swap contracts were US$ 255 and US$ 253, respectively and their fair values were US$ 93 and US$ 32, respectively. In 2000, we recognized these swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. In 2001, upon the adoption of SFAS 133, we recognized these swap contracts on the balance sheet at fair value and adjustments to fair value were recorded through income. The actual cash settlement on the contracts occur at times specified in each agreement. We do not terminate any of our contracts prior to maturity.

     The carrying amounts and fair values of our financial instruments at December 31 were as follows:

                                                      2002                 2001
                                       -------------------  -------------------
                                        Carrying      Fair   Carrying      Fair
                                          amount     value     amount     value
                                       ---------  --------  ---------  --------

     Cash and cash equivalents                90        90        172       173
     Held-to-maturity investments            320       246        364       368
     Unrealized gains from cross
         currency interest rate swaps         93       118         41        41
     Short-term debt                          66        57         69        69
     Long-term debt                          973       948        973       972

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



14   Commitments and Contingencies

     We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in 'Other noncurrent assets - other' ) which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

                                                2002                       2001
                           -------------------------  -------------------------
                              Deposits    Provisions     Deposits    Provisions
                           -----------  ------------  -----------  ------------

     Tax-related                    10            19            2             4
     Civil-related                                 5                          4
     Labor-related                   2             3            2             4
                           -----------  ------------  -----------  ------------

                                    12            27            4            12
                           ===========  ============  ===========  ============

     The activity in our provision account for 2002, 2001 and 2000 was as follows:

                                                    2002       2001       2000
                                               ---------  ---------   --------

     At beginning of year                             12         13         17
     Translation adjustment                           (4)        (2)        (1)
     Provisions for new legal proceedings             19          2
     Amounts paid to settle litigation                           (1)        (3)
                                               ---------  ---------   --------

     At end of year                                   27         12         13
                                               =========  =========   ========

(a)  Tax-related

     In 1996, we filed a judicial claim to assure our right to the deductibility of inflation-indexed (an uplift of 70%) depreciation arising from a government economic stabilization program in January 1989. We obtained a favorable decision enabling the partial deduction of up to 43% of this uplift. Based on advice from our legal counsel, we accrued US$ 3 relating to this claim.

     In 1999, we filed a lawsuit challenging the 1% increase in the COFINS tax rate (from 2% to 3%), a tax on revenues. Although we have obtain a legal injunction, based on advice from our

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



     legal counsel and reflecting rulings by the Federal Supreme Court during 2002, we accrued US$ 7 relating to this claim.

     During 2002, we filed a lawsuit challenging the inclusion of the ICMS (Value-added SalesTax) in the computation basis for the COFINS tax, relating the period from 1996 to 2002, as well as our deductibility of recoverable ICMS originated from raw material used for tax exempt paper products. We accrued and deposited US$ 8 relating to this claim.

(b)  Other unprovided possible losses

     VCP is party to a substantial number of other legal proceedings in the normal course of its business involving possible risk of loss, in addition to the lawsuits and administrative proceedings discussed above.

     Management does not believe that such legal proceedings will, individually or in the aggregate, have a material adverse effect on our business, results of operations or financial condition, and therefore, no provisions have been recorded based on management's assessment of the probability of loss.

     These possible losses, at December 31, are as follows:

                                                               2002        2001
                                                         ----------   ---------

     Tax-related                                                  9           2
     Civil-related                                                5
     Labor-related                                                5
                                                         ----------   ---------

Total                                                            19           2
                                                         ==========   =========

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



(c)  Sale of investee

     On December 29, 1999, we sold our 51% interest in Industria de Papel de Salto Ltda. to Arjo Wiggins Participacoes e Comercio Ltda. Under the terms of the sale, we have indemnified the purchaser against certain losses in excess of amounts recorded limited to R$ 22 million (approximately US$ 6 million) until 2005. No amounts have been paid under this indemnification and we believe such amounts ultimately paid, if any, will not be significant.

(d)  Commitments

     We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

     In addition to the credit agreement with a syndicate of banks (Note 11) we are the guarantor of an equipment loan made to Votocel Filmes Flexiveis Ltda. (a Votorantim company) which presents a balance of US$ 8 at December 31, 2002.

     At December 31, 2002 and 2001, VCP has loans totaling US$ 200 that are guaranteed by other companies of the Votorantim Group.

     We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2002, customer guarantees provided by us totaled US$ 38 (US$ 61 at December 31, 2001). Our guarantees are usually secured by the personal guarantee of the customer's owner.

     We lease forest land under operating leases from other companies of the Votorantim Group as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years. Lease payments, equal to 30% of the market value of the timber harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were approximately US$ 1 in each of 2002, 2001 and 2000.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



     We have long-term sales contracts with certain of our customers. These contracts generally provide for sales of specified volumes of pulp at market prices. Early termination is provided for in the event of, among other things, a material breach, the insolvency of one of the parties or force majeure events of extended duration. One sales contract includes provisions that permit us to terminate the contract or reduce the quantities shipped if sales to the purchaser would exceed a specified percentage of our annual production capacity. These contracts, which began in 1999, represent approximately 51% of our current annual pulp production. The contracts expire from 2002 to 2005.

     We have commitments for capital expenditures amounted to US$ 110 at December 31, 2002.

     We have long-term "Take-or-Pay" contracts with suppliers of chemical products for periods from 10 to 15 years. The contractual obligations in connection with such contracts are US$ 38 per year.


15   Segment Information

(a)  Segment information

     The following information about segments is based upon information used by our senior management to assess the performance of our operating segments and decide on the allocation of resources. This approach is required by SFAS 131, "Disclosure about Segments of an Enterprise and Related Information", and has been applied for all periods presented. Our paper and pulp operations are based solely in Brazil. Intersegment revenues are accounted for at amounts which approximate those that would be obtained in a sale to third parties.

     The accounting policies underlying the financial information provided for the segments are based on Brazilian accounting principles used for statutory purposes. We evaluate segment performance information generated from the statutory accounting records. The local currency information related to statement of income data has been translated to U.S. dollars, for convenience purposes, at the average rate of each year presented. The information as at the balance sheet dates has been translated at the respective year-end exchange rates.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



                                                   2002        2001         2000
                                                -------     -------     --------

     Revenue
         Revenue from external customers
            Pulp                                    129         143          207
            Paper                                   480         511          567
                                                 ------      ------       ------

     Total revenue from external customers          609         654          774

     Intersegment sales of pulp to paper
         segment                                    158         183          228

                                                 ------      ------       ------
     Total revenue before intersegment sales
            eliminations                            767         837        1,002



     Depreciation and depletion expense
         Pulp                                        46          48          58
         Paper                                       19          21          23
                                                 ------      ------      ------

     Total depreciation and depletion
         expense allocated to segments per
         accounting principles generally
         accepted in Brazil                          65          69          81
                                                 ------      ------      ------

     Reconciling items to US GAAP

            Pulp                                    (10)        (12)        (13)
            Paper                                    (4)         (5)         (5)
                                                 ------      ------      ------

     Total depreciation and depletion
         expense - US GAAP                           51          52          63
                                                 ======      ======      ======

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



     There are certain differences between the methodologies we use to determine the operating profit shown in the following table and operating profit reported in our US GAAP statement of income. For segment reporting purposes we defer start-up costs of new facilities and amortize them against operating profit over the subsequent 10 years. We allocate depreciation to segments based on property, plant and equipment amounts which have been indexed for inflation, rather than the historical real amounts. Also, we depreciated our machinery, equipment and installations over 10 years up to December 31, 1996 and over 25 years thereafter. These differences are reconciled as follows:

                                                              2002        2001        2000
                                                           -------     -------     -------

     Segment operating profit
         Pulp                                                   88         115         212
         Paper                                                  82          72          62
                                                            ------      ------      ------

         Total segment operating profit per
           accounting principles generally
           accepted in Brazil                                  170         187         274
     Reconciling items to US GAAP

         Difference in depreciation and
            amortization expense
                Pulp                                            10          12          13
                Paper                                            4           5           5
         Start-up costs
            Pulp                                                (4)         (3)         (1)
            Paper                                               (2)         (1)         (2)
         Other adjustments
            Pulp                                                (1)          4          14
            Paper                                               (2)         13          11
                                                            ------      ------      ------

         Total pulp                                             93         128         238
         Total paper                                            84          89          76
                                                            ------      ------      ------

     Total operating profit - US GAAP                          177         217         314
         Financial income                                       73          71          94
         Financial expenses                                    (59)        (39)        (65)
         Foreign exchange losses, net                          (11)         (8)        (14)
                                                            ------      ------      ------

     Income before income tax and equity income of
         investees and cumulative effect of accounting
           change                                              180         241         329
                                                            ======      ======      ======

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



                                                              2002        2001        2000
                                                            ------      ------      ------

     Segment assets
         Pulp                                                  576         683         585
         Paper                                                 284         385         362
                                                            ------      ------      ------

         Total segment assets per accounting principles
               generally accepted in Brazil                    860       1,068         947
     Reconciling items to US GAAP
         Pulp                                                   29          22          34
         Paper                                                  18          10          16
                                                            ------      ------      ------

     Total pulp                                                605         705         619
     Total paper                                               302         395         378
                                                            ------      ------      ------

     Total property, plant and equipment - US GAAP             907       1,100         997

     Corporate assets - US GAAP
         Cash and cash equivalents                              90         172         489
         Held-to-maturity investments                          320         364          17
         Trade accounts receivable                             136         171         159
         Equity investees (pulp)                               237         371
         Other corporate assets                                228         143         128
                                                            ------      ------      ------

     Total assets - US GAAP                                  1,918       2,321       1,790
                                                            ======      ======      ======

     Capital expenditures
         Pulp                                                  229         217          72
         Paper                                                  71          81          48
                                                            ------      ------      ------

     Total segment capital expenditures per accounting
               principles generally accepted in Brazil         300         298         120

     Reconciling items to US GAAP

         Capitalized interest
            Pulp                                                14           8           4
            Paper                                                2           3           1
                                                            ------      ------      ------

         Total capitalized interest                             16          11           5
                                                            ------      ------      ------

         Total pulp                                            243         225          76
         Total paper                                            73          84          49
                                                            ------      ------      ------

     Total capital expenditures - US GAAP                      316         309         125
                                                            ======      ======      ======

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



(b)  Export sales by region

     The following table includes our sales made directly to unaffiliated customers (the final customers) as well as our sales made to Votorantrade N.V. and related parties (also a member of the Votorantim Group) to the final customers.

                                                           2002                     2001                     2000
                                         ----------------------- ------------------------ ------------------------

                                              Paper        Pulp        Paper        Pulp        Paper        Pulp
                                         ----------- ----------- ------------ ----------- ------------ -----------

     North America                               40          38           37          47           18          51
     Europe                                      28          44           26          45           37          77
     Middle East and Asia                         6          14            4          15            5          19
     Africa                                       5                        2
     South America, other than Brazil            24                       35                       30
                                         ----------- ----------- ------------ ----------- ------------ -----------

                                                103          96          104         107           90         147
                                         =========== =========== ============ =========== ============ ===========


16   Shareholders' Equity

     Our by-laws require that we pay a mandatory dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. Preferred shareholders are entitled to receive a dividend per share 10% higher than common shareholders. In 2001, 2000 and 1999 we paid dividends in excess of the mandatory amount.

     The preferred shareholders may not vote at shareholders meetings but have the right to receive priority in repayment of their capital, in the case of liquidation.

     In accordance with the Brazilian Corporate Law and our by-laws we are required to make annual appropriations to certain reserves (Appropriated retained earnings). These comprise mainly (a) 5% of the net income in our statutory accounts which must be transferred to a legal reserve until such reserve reaches 20% of our share capital and (b) appropriation of an amount equal to income tax rebates available for investments in certain underdeveloped regions of Brazil to an investment incentive reserve. The legal and investment incentives reserves cannot be used to distribute dividends to our shareholders.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



     Brazilian law permits the payment of dividends only in reais, limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian Corporate Law.

     The devaluation of the real impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under accounting principles set forth under Brazilian Corporate Law will decrease or increase when measured in U.S. dollars as the real depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the real results in net foreign exchange losses which are included in the statement of income determined under accounting principles set forth under Brazilian corporate law and which reduces the amount of unappropriated earnings available for distribution. At December 31, 2002, we had unappropriated retained earnings of R$ 949 million (R$ 777 million in 2001) in our statutory books, equivalent, at the exchange rate at December 31, 2002, to US$ 269 (US$ 335 in 2001). As required by Brazilian Corporate Law, the statutory books present retained earnings net of a provision for a dividend which has not yet been declared by the shareholders, equivalent to US$ 27. This provision has not been deducted from shareholders' equity reported under US GAAP.

     Dividends paid per thousand shares in U.S. dollars were as follows:

                                              2002          2001          2000
                                       -----------   -----------   -----------

     Preferred                                0.91          1.02          0.65
     Common                                   0.83          0.93          0.59

     Brazilian corporations are permitted to attribute interest on shareholders' equity similar to dividends declared, which is deductible for income tax purposes if the corporation opts to use the method of calculating the income tax based on pre-tax income. We elected to pay such interest to our shareholders on December 31, 2000, and accrued the amount with a direct charge to shareholders' equity. The distribution to the shareholders is subject to withholding income tax generally at the rate of 15%.

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



17   Concentration of Credit Risk

     We are potentially subject to credit risk with respect to our cash equivalents, held-to-maturity investments, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and held-to-maturity investments by placing our investments with Banco Votorantim S.A. and other highly rated financial institutions and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the US and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected. The provision for doubtful accounts was US$ 4 at December 31, 2002 and US$ 1 at December 31, 2001.


18   Supplemental Cash Flow Information

                                                  2002         2001        2000
                                            ----------   ----------   ---------

     Cash Paid during the year for
       Income tax paid                              19           34          39
       Interest paid                                54           38          57
     Non-cash transactions
       Trade payable - Fixed assets                  4           10

     Votorantim Celulose e Papel S.A.

     Notes to the Consolidated Financial Statements
     Expressed in millions of U.S. dollars, unless otherwise stated
     ---------------------------------------------------------------------------



19   Financial Income and Financial Expense

                                                         2002     2001     2000
                                                     --------  -------  -------

     Financial income
         Interest income on cash equivalents               39       41       43
         Held-to-maturity investments
            Realized gains                                  5                17
            Unrealized gains                               16       16       12
         Interest income on credit sales                    1        1        2
         Other                                             12       13       20
                                                     --------  -------  -------

                                                           73       71       94
                                                     ========  =======  =======
     Financial expenses
         Interest and charges on real debt                  6        6       11
         Interest and charges on U.S. dollar debt          50       30       49
         Other                                              3        3        5
                                                     --------  -------  -------

                                                           59       39       65
                                                     ========  =======  =======


20   Defined Contribution Plan

     In March 2000 we began co-sponsoring a multi-employer defined contribution plan of the Votorantim Group which is available to all of our employees. For employees below a certain income level we will match the employee's contribution limited to 1.5% of the employee's compensation. For employees above that income level we will match the employee's contribution up to 6% of the employee's compensation. At our option we may also make additional contributions. Our contributions will vest in varying percentages depending on the employee's years of service and will fully vest upon the employee's retirement, death or disability, provided the employee has at least one year of service. Our contribution was US$ 1 in 2002 and 2001.


                                         * * *